Exhibit (g)(3)


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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                                                  |
ADELE BRODY,                                      |
                                                  |    Civil Action No. 17231
                                   Plaintiff,     |
                                                  |
                        v.                        |
                                                  |
HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON      |
NELSON, ALLEN P. JACOBSON, PETER S. HELLMAN,      |
RICHARD D. McCORMICK, FRANK POPOFF, LINDA G.      |
ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO,   |
SOLOMON D. TRUJILLO, and U S  WEST, INC.,         |
                                                  |
                                   Defendants.    |
                                                  |
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                             CLASS ACTION COMPLAINT
             -------------------------------------------------------

            Plaintiff, by her attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for her complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

            1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on her behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of U S West, Inc. ("U S West" or the "Company").

            2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

            3. Defendant U S West is a corporation duly organized and existing under the laws of the State of Delaware. The Company provides a full range of advanced telecommunication services including wireline, wireless PCS, data networking, directory and information services to more than 25 million customers nationally. The Company maintains its headquarters at 1801 California Street, Denver, Colorado.

            4. Defendant Richard D. McCormick is Chairman of the Board of Directors of the Company.

            5. Defendant Solomon D. Trujillo is and was at all relevant times the President, Chief Executive Officer and a Director of U S West.

            6. Defendants Hank Brown, George J. Harad, Marilyn Carlson Nelson, Allen F. Jacobson, Peter S. Hellman, Frank Popoff, Linda G. Alvarado, Craig R. Barrett, Jerry J. Colangelo are and were at all relevant times directors of U S West.

            7. The Individual Defendants named in paragraphs 4 through 6 are in a fiduciary relationship with the plaintiff and the other public stockholders of US. West and owe them the highest obligations of good faith, due dare, candor and fair dealing.


                            CLASS ACTION ALLEGATIONS
             -------------------------------------------------------

            8. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

            9. This action is properly maintainable as a class action.

            10. The class is so numerous that joinder of all members is impracticable. As of March 15, 1999, there were approximately 502,903,055 shares of U S West common stock outstanding, owned by shareholders located throughout the country (the "Class").

            11. there are questions of law and fact which are common to the Class including INTER ALIA, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public shareholders of U S West; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class, and a failure to maximize shareholder value; and (d) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

            12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

            13. Defendants have acted in a manner which affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

            14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests or other members or substantially impair or impede their ability to protect their interests.


                             SUBSTANTIVE ALLEGATIONS
             -------------------------------------------------------

            15. On May 17, 1999, U S West and Global Crossing Ltd. ("Global") announced that they had entered into a definitive merger agreement. In a related transaction, Global was to acquire Frontier Corporation ("Frontier") and the three companies were to merge to form a new company named Global Crossing Corporation. Under the terms of the proposed merger with Global, Global Crossing was to create two separate tracking stocks, Class G shares and Class L shares. The Class G shares would track the combined companies' high growth global data and voice network and internet assets and would not pay a cash dividend. The Class L shares would track the performance of the combined companies' existing local telecommunications assets and would pay a cash dividend. U S West shareholders had the option of exchanging each of their shares for either 1.2 Class G shares or 1.2 Class L shares. The total value of the merger of the Global-U S West merger was approximately $30.94 billion.

            16. The U S West-Global merger provided that defendant Trujillo would become Co-Chairman and Co-Chief Executive Officer of the combined company. Furthermore, the combined company would have a 22-member Board of Directors, 10 designated by U S West, 10 by Global, and 2 appointed by mutual agreement. Accordingly, defendant Trujillo would retain his positions as an executive officer and a director of the combined company and virtually all of the other Individual Defendants would retain their directorships in the combined company.

            17. On June 8, 1999, REUTERS reported that "when U S West and Global Crossing were trying to finalize their $37 billion deal, Qwest approached U S West about a possible deal and asked for more time to prepare a bid. U S West, however, decided to proceed with the Global Crossing deal and rebuffed Qwest's advances."

            18. On June 13, 1999, Qwest announced that it was offering to purchase all of the outstanding common shares of both U S West and Frontier in a transaction valued at $55 billion in cash and stock plus the assumption of $11.4 billion in debt.

            19. Pursuant to the terms of Qwest's offer, U S West's shareholders would receive 1.783 shares of Qwest common stock for each U S West share. Based on the closing price of Qwest on Friday, June 11, 1999, each U S West share is valued at about $80. This represents a premium of approximately 46% over Friday's closing price for U S West shares of $54.875.

            20. Under the proposed acquisition with Qwest, defendant Trujillo will be invited to serve as Qwest's Vice Chairman but will apparently not be offered a position as an executive officer of Qwest. Additionally, only three of U S West directors will be invited to join Qwest's Board.

            21. U S West has a shareholder's rights plan (the "Rights Plan") which is triggered whenever a person or group acquires 15 percent or more of U S West's common stock. The Rights Plan provides that holders of U S West common stock, other than the "acquiring person" are entitled to acquire the common stock of the Company at half its market price.

            22. In connection with the merger between U S West and Global, U S West amended the Rights Plan so that it is not applicable to the transaction between U S West and Global. By rejecting the overtures of Qwest and refusing to amend the Rights Plan to permit Qwest to pursue its offer, the Individual Defendants have created an unlevel playing field and are improperly favoring Global over Qwest and other competing bidders.

            23. The Rights Plan permits the Individual Defendants to manipulate the corporate machinery of U S West, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. The Rights Plan restrains and impairs the ability of U S West stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The Rights Plan, INTER ALIA, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which might threaten to eliminate or diminish their control over U S West. The Rights Plan thereby serves to perpetuate senior management's control over the business and operations of the Company and to frustrate potential bidders for U S West.

            24. Defendants have refused to fulfill their fiduciary duties to U S West's public shareholders and consider all bona fide offers for the Company. Defendants, in an attempt to entrench themselves in their positions and offices with the Company, have placed their own interests ahead of the interests of U S West's public shareholders.

            25. Defendants' refusal to negotiate has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Qwest is prepared to pay.

            26. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of U S West stock. Defendants refused to negotiate with Qwest and to seriously consider the offer Qwest indicated it was prepared to make in order to maximize shareholder value in selling the Company.

            27. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will be not receive their fair proportion of the value of U S West's assets and businesses and/or have been and will prevented from obtaining a fair and adequate price for their shares of U S West's common stock.

            28. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench themselves and deprive the Class of the opportunity to maximize the value of their U S West holdings either in a transaction with Qwest or some other BONA FIDE offeror, all to the irreparable harm of the Class.

            29. Plaintiff and the Class have no adequate remedy at law.


            WHERFORE, plaintiff demands judgment as follows:

            A. declaring this to be a proper class action;

            B. ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                  1) cooperate fully with any person or entity, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Qwest;

                  2) undertake an appropriate evaluation of U S West's worth as a merger/acquisition candidate;

                  3) take all appropriate steps to enhance U S West's value and attractiveness as a merger/acquisition candidate;

                  4) take all appropriate steps to effectively expose U S West to the marketplace in an effort to create an active auction for U S West;

            C. directing the Individual Defendants to deploy U S West's Rights Plan in a manner that will produce the best value maximizing transaction for U S West shareholders;

            D. ordering the individual defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

            E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

            F. granting such other and further relief as may be just and proper in the premises.


                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                                       By:___________________________________
                                          Suite 1401, Mellon Bank Center
                                          919 Market Street
                                          P.O. Box 1070
                                          Wilmington, Delaware  19899
                                          (302) 656-4433
                                          Attorneys for Plaintiff

OF  COUNSEL:

WEISS & YOURMAN
555 Fifth Avenue
Suite 1600, The French Building
New York, New York  10176
(212) 682-3025



June 14, 1999